Canaccord Genuity LLC

Consolidated Statement of Financial Condition

March 31, 2018

Assets

Cash and cash equivalents	$ 4,068,908
Receivables from clearing organizations	68,046,085
Securities owned, at fair value	37,138,415
Corporate finance and trading receivables	6,511,115
Notes receivable from employees	313,086
Receivables from affiliates	1,241,620
Deposits with clearing organizations and others	1,526,164
Other receivables	3,835,350
Unsettled trades	1,875,914
Fixed assets, at cost (net of accumulation depreciation of $4,163,189)	2,652,682
Prepaid expenses and other assets	749,256
Total assets	$ 127,958,595

Liabilities and member's equity

Securities sold, not yet purchased, at fair value	$ 19,969,908
Accrued compensation payable	35,808,360
Accounts payable and accruals	6,432,169
Unsettled trades	1,875,914
Payables to affiliates	7,185,148
	71,271,499
Subordinated borrowings	27,000,000
Member's equity:	
Total member's equity	29,687,096
Total liabilities and member's equity	$ 127,958,595

See accompanying notes.